Contact

www.linkedin.com/in/chrisgrey
(LinkedIn)
www.caplinked.com (Company)

Top Skills

Public Speaking
Feature Writing
Investments

Publications

What is this Due Diligence Thing
Anyway?

Christopher Grey

Co Founder and COO at CapLinked and TransitNet, Angel Investor,
Amazon Bestselling Author, Stanford University
Manhattan Beach

Summary

Invested and managed several billion dollars in private equity over
15 years.

Founded, built, and exited a $600 million private investment firm.

Invested and managed a multi billion dollar portfolio for a large
private financial institution.

Founded, built, and currently manage an enterprise software
business with over $10 million in sales.

Founded block chain and crypto company TransitNet, which provides
a tool kit for crypto companies to securely share updates and
manage voting, governance, and legal compliance with their token
holders.

Experience

CapLinked
Co-Founder and COO
January 2011 - Present (11 years 6 months)
Los Angeles

CapLinked is a leading provider of highly secure virtual data rooms and
document control systems to enterprises and the financial industry. Our
products are services are used by over 100,000 professionals, processing
millions of documents, and serving a diverse and international group of clients
in the Fortune 500, Wall Street, main street, and government agencies.

CGH Investments, LLC
Investor in early stage start ups (66 investments, 3 unicorns, 21
profitable exits, 42 still active)
March 2012 - Present (10 years 4 months)
Greater Los Angeles Area

Active portfolio companies include 15Five, Enclear, Leucadia, Thryve, Suggestic, Intelligent Implants, Vast Biome, Circularis, Repair, Ancilia, JunoDx, HepaTx, Enveda, Bionaut, and Biorosa via Bioverge, Grin, ShootmyTravel, Massive, Neyborly, Xendoo, Underground Cellar, Enklu, Assure, Dexter, Contiq, Formulate, SupportPay, Root AI, Giggster, Sparkplug, Storybook, DaoCloud, EyeRate, Blush, Preventure, Sailplan, and Nutrisense via Launch, Darwin, Patch, and Intuitive, Placer via Todd Goldberg, and Ready Set Food via Michael Ross. Also an investor in Wasabi Ventures, managed by Chris Yeh and TK Kuegler, since 2012. Reach out to me if you have early stage, pre Series A, companies with significant traction and 100x potential upside.

TransitNet
Co Founder, COO, and Board Member
December 2017 - Present (4 years 7 months)
Greater Los Angeles Area

TransitNet (https://www.transitnet.io) is building the world's first crypto title registry. TransitNet is the missing infrastructure to safeguard trillions of dollars of crypto and help unlock the industry's mass market potential. It enables retail investors to safely prove ownership of digital assets, monitor their crypto and securely exchange information.

Third Wave Partners, LLC
Managing Partner
August 2008 - July 2010 (2 years)

Third Wave Partners invested in undervalued real estate opportunities and distressed situations.

Emigrant Bank (subsidiary of)
Managing Director
August 2005 - August 2008 (3 years 1 month)
Los Angeles

Founded and managed the west coast office that completed several billion dollars of investments.

Emigrant provided various types of financing for real estate projects and public and private companies.

Emigrant Bank is a privately held $15 billion financial institution.

Crestridge Investments, LLC

Managing Partner
January 2000 - July 2005 (5 years 7 months)

Private fund and investment firm made equity and debt investments in $600 million of commercial and residential real estate projects and private and public companies.

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Education

Stanford University
AB, Economics

La Jolla High School